SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

	INTRODUTION	3
I	ANALYSIS OF THE CONSOLIDATED RESULT	6
II	ANALYSIS OF THE PARENT COMPANY'S RESULT	30
III	GENERAL INFORMATION	33
	ANNEX: 1. CONTROLLED FINANCIAL INFORMATIONS – EXCEL	
	2. CONTROLLED FINANCIAL ANALYSIS - EXCEL	
	3. OPERATION INFORMATION – AVAILABLE IN THE IR'S WEBSITE	

The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Conference Call in Portuguese
August 13, 2020
14:30 (GMT)
13:30 (Nova York)
18:30 (Londres)
Phone: (11) 3137-8037

Conference Call in English
August 13, 2020
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phones: (11) 3137-8037 (Brazil)
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

NÍVEL 1 BM&FBOVESPA | EBR & EBR.B LISTED NYSE | LATIBEX XELTO & XELTB | ISEB3 | Índice Carbono Eficiente ICO2
Destaque em Governança de Estatais | Índice de Governança Corporativa Trade IGCT | IG SEST Nível 1 | Pacto Global Rede Brasileira

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	2

INTRODUCTION

Rio de Janeiro, August 12,2020

A Eletrobras (Centrais Elétricas Brasileiras S.A.)

[B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, controller of 6 operating subsidiaries and a holding company - Eletropar -, a research center - Cepel, holding 50% of the Itaipu Binacional's share capital and direct and indirect participation in 133 Special Purpose Companies, on this date, announces its results for the period.

2nd QUARTER OF 2020

Eletrobras presented, in the second quarter of 2020 (2Q20), a net profit of R$ 4,597 million, lower than the R$ 5,561 million obtained in the same period of 2019. Net Income from Continuing Operations was R$ 4,597 million in 2Q20, higher than the R$ 301 million in 2Q19 (2Q19 profit consists of R$ 301 million in net income from continuing operations and R$ 5,260 million in distribution - discontinued operation).

The profit of R$ 4,597 million in 2Q20 was impacted, mainly, by the effect of the tariff revisions of the transmission concessions extended under the terms of Law 12,783/2013 and the Annual Permitted Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle was approved. in an ordinary meeting of the Executive Board of the National Electric Energy Agency - ANEEL held on 06/30/2020 over the RBSE amount to be received1. The RAP of the Eletrobras Companies suffered increases resulting from the positive result of the Periodic Tariff Review of 2018 and the recognition of the portion of the remuneration provided for in article 1, third paragraph, of the MME Ordinance 120/2016, which establishes that the capital cost not incorporated since the extensions of the concessions until the tariff process, established in the first paragraph of that article, shall be updated and remunerated at the cost of equity (“Ke”), real, of the transmission segment defined by ANEEL in the Periodic Tariff Review methodologies Existing Concessionaires. The quarter was also marked by a 26% drop in PMSO, which went from R$ 2,268 in 2Q19 to R$ 1,676 million in 2Q20, impacted mainly by the voluntary dismissal programs, but also by the OBZ and the Covid pandemic 19. There was also an impact of the recognition of two negative economic effects, but without financial effect, which were the remeasurement of the fair value of RBSE revenue, with an expense of R$ 1,028 million and the negative exchange variation of R$ 197 million as a result the devaluation of the Real during the Covid pandemic 19. The recurring profit in 2Q20 was R$ 1,452 million, also impacted by the negative economic effects mentioned above, against the result of R$ 2,186 million in 2Q19.

Net Operating Revenue went from R$ 6,601 million in 2Q19 to R$ 11,098 million in 2Q20, an increase of 68%. Ebtida IFRS, in the amount of R$ 1,336 million in 2Q19, increased to R$ 7,787 million in 2Q20. Recurring Net Operating Revenue decreased by 13%, from R$ 6,384 million in 2Q19 to R$ 5,564 million in 2Q20, influenced by the termination of contracts at Furnas and Eletronorte, in the regulated environment, as well as by anticipation of the R$ 218 million adjustment in the Adjustment Portion of the transmission revenue, a measure adopted by Aneel to mitigate the effects of the pandemic in the sector, and by the amortization of RBSE revenue. Recurrent Ebtida decreased 19%, from R$ 2,996 million in 2Q19 to R$ 2,413 million in 2Q20.

1 The other impacts of the tariff reviews for transmission concessions extended under the terms of Law 12,783/2013, for the 2020-2021 tariff cycle, as approved at a regular meeting of the Executive Board of the National Electric Energy Agency - ANEEL held on 06/30/2020, they will only be incorporated into the quarter that will end on September 30, 2020.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	3

1st HALFYEAR OF 2020

Eletrobras presented, in the first half of 2020 (1H20), a net profit of R$ 4,904 million, lower than the R$ 6,908 million obtained in the same period of 2019, mainly impacted by the events mentioned above. Recurring profit in 1H20 was R$ 2,436 million, also impacted by the negative economic effects mentioned above, against the result of R$ 3,674 million in 2019. Disregarding the effects of the Adjustment to Fair Value and the exchange variation in the Result, the recurring profit would be R$ 3,747 million, higher than the R$ 1,819 million in 1H19.

Net Operating Revenue went from R$ 13,066 million in 1H19 to R$ 18,053 million in 1H20, an increase of 38%. EBITDA IFRS, in the amount of R$ 4,287 million in 1H19, increased to R$ 10,589 million in 1H20. Recurring Net Operating Revenue fell 3%, from R$ 12,926 million in 2Q19 to R$ 12,512 million in 1H20. Recurrent Ebtida decreased by 7.6%, from R$ 6,080 million in 1H19 to R$ 5,619 million in 1H20.

OTHER 2Q20 HIGHLIGHTS

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	4

TABLE 01: MAIN INDICATORS (R$ Million)

1H20	1H19%			2Q20	2Q19%
67.6	67.5	0.1%	Energy Sold - Generation GWh (1)	30,4	32,4	-6.2%
20,991	15,946	32%	Gross Revenue	12,518	8,016	56%
15,449	15,806	-2%	Recurring Gross Revenue (2)	6,985	7,799	-10%
18,053	13,066	38%	Net operating revenue	11,098	6,601	68%
12,512	12,926	-3%	Recurring Net Operating Revenue (2)	5,564	6,384	-13%
10,589	4,287	147%	EBITDA	7,787	1,336	483%
5,619	6,080	-8%	Recurring EBITDA (3)	2,413	2,996	-19%
59%	33%	2585%	Ebitda Margin	70%	20%	4992%
45%	47%	-213%	Recurring Ebitda Margin	43%	47%	-357%
49,492	42,281	17%	Gross debt without third party RGR	49,492	42,281	17%
19,599	19,975	-2%	Recurring Net Debt	19,599	19,975	-2%
1,5	2,1	-56%	Recurring Net Debt / Recurring LTM EBITDA	1,5	2,1	-56%
4,904	1,871	162%	Net Income from Continuing Operations	4,597	301	1426%
4,904	6,908	-29%	Net Profit	4,597	5,561	-17%
709	1,180	-40%	Investments	380	666	-43%
12,552	15,529	-19%	Employees	12,552	15,529	-19%

(1) It does not consider the energy allocated to quotas, from the plants renewed by Law 12,783/2013 (2) Revenue from Procel Retroactive, GAG Retroactive and Revenue from Generation Construction, RBSE retroactive due to Periodic Tariff Review; (3) Excludes item (2), costs of the Extraordinary Retirement Plan (PAE) and the Consensual Dismissal Plan (PDC), expenses with independent investigation, Extraordinary Consulting at the Holding, expenses related to the Inepar / Furnas agreement, retroactive payment to Enel by TUSD Eletronuclear, Inepar + Camargo Correa + CIEN judicial agreements; FGTS and INSS at Eletronorte - April launch; provisions for contingencies, onerous contracts, Impairment, provision for losses on investments, provision for losses on investments classified as held for sale, provisions for adjustment to market value, provision for water resources inspection fee (TFRH), provision for ANEEL CCC; Rap Adjustment Portion; Provision Inflexibility of Usina Candiota III, PCLD of third party debt with RGR (CCEE pass-through) and PCLD Prospective credit loss estimate (CPC 48), Expiry of Concession and Indemnity for Furnas Third Parties; (4) Excludes item (3) and monetary restatement for the compulsory loan contingency; Eletropaulo process financial income and activation of non-recurring tax credit.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	5

I |	ANALYSIS OF THE CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS

1H20	1H19	Financial Statements	2Q20	2Q19
10,797	10,943	Generation Revenue	4,848	5,321
9,914	4,590	Transmission Revenue	7,519	2,515
280	413	Others Revenue	151	180
20,991	15,946	Gross Revenue	12,518	8,016
-2,938	-2,880	Deductions from Revenue	-1,420	-1,415
18,053	13,066	Net Operating Revenue	11,098	6,601
-3,190	-2,864	Operational costs	-1,439	-1,575
-3,821	-4,314	Personnel, Material, Services and Others	-1,676	-2,268
-932	-873	Depreciation and amortization	-463	-445
-1,006	-2,029	Operating Provisions	-559	-1,506
9,104	2,986		6,960	806
528	262	Shareholding	364	102
25	166	Others Revenues and Expenses	0	-17
9,658	3,414		7,324	891
-2,840	89	Financial Result	-1,331	425
6,818	3,504	Income before tax	5,994	1,317
-1,914	-1,632	Income tax and social contribution	-1,396	-1,016
4,904	1,871	Net Income for the year	4,597	301
0	5,037	Profit (Loss) Net of Taxes from Discontinued Operation	0	5,260
4,904	6,908	NET INCOME FOR THE PERIOD	4,597	5,561

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	6

TABLE 03: RECURRING CONSOLIDATED RESULT

1H20	1H19	Recurrent Financial Statement *	2Q20	2Q19
10,778	10,930	Generation Revenue Recurrent	4,837	5,311
4,392	4,590	Transmission Revenue Recurrent	1,997	2,343
280	286	Others Revenue Recurrent	151	145
15,449	15,806	Gross Revenue Recurrent	6,985	7,799
-2,938	-2,880	Deductions from Revenue Recurrent	-1,420	-1,415
12,512	12,926	Net Operating Revenue Recurrent	5,564	6,384
-3,171	-2,851	Operational costs Recurrent	-1,428	-1,393
-3,654	-3,981	Personnel, Material, Services and Others Recurrent	-1,687	-2,071
-932	-873	Depreciation and amortization Recurrent	-463	-445
-596	-276	Operating Provisions Recurrent	-400	-25
4,159	4,946		1,586	2,449
528	262	Shareholdings Recurrent	364	102
4,687	5,208		1,950	2,551
-1,764	99	Financial Result Recurrent	-529	502
2,923	5,307	Income before tax Recurrent	1,422	3,053
-487	-1,632	Income tax and social contribution Recurrent	30	-1,016
2,436	3,674	Net Income for the year Recurrent	1,452	2,037

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	7

I.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

HIGHLIGHTS IN ANALYSIS OF VARIATION 2Q19X2Q20

OPERATING INCOME

TABLE 04: GENERATION REVENUE

Operating Revenue - Generation	2Q20	2Q19%
Generation Revenue
Energy supply to distribution companies	3,172	3,567	-11%
Supply	659	571	15%
CCEE	125	280	-55%
Operation and Maintenance Revenue	934	844	11%
Construction Revenue	11	10	13%
Itaipu Transfer	-52	50	-205%
Generation Revenue	4,848	5,321	-9%
Non-recurring events
(-)Construction Generation	-11	-10	13%
Recurring Generation Revenue	4,837	5,311	-9%

2Q19X2Q20 Variation Analysis

Energy supply

•	At subsidiary Furnas (-R$ 411 million): (i) In ACR, the termination of the 2014-2019 Existing Energy Product resulted in a net drop in revenue of approximately R$ 246 million, considering an average contracted quantity in 2Q19 317MWméd; (ii) higher sales in the Supply line, thus reducing the availability of energy for sale ACL Supply, representing a decrease of R$ 153 million; and (iii) seasonality of contracts, price adjustment (on average 4%) of the CCEARs and variation in the variable revenue of the Santa Cruz plant, represented a drop in revenue of R$ 13 million;
•	At subsidiary Eletronorte (-R$ 203 million): (i) drop in ACR revenue by 88% due to the termination of products from the 13th Auction - 2014/2019 and the 17th Auction - 2018/2019 and also due to the pandemic and its impacts on the energy market, these being the facts that led to a reduction in both the volume of energy sold by 84% (from 447 MWmed to 73 MWmed) and the average price by 28% (R $ 175.00 / MWh in 2Q20 against R$ 242.28 / MWh in 2Q19). On the other hand, there was: (ii) a 127% increase in ACL sales to traders, 1249 MWmed were sold in 2Q20 and only 551 MWmed in 2Q19, with prices sold being 55% lower, R $ 80.97 / MWh in 2020 and R$ 178.20 / MWh in 2019, resulting in a 3% higher revenue, R$ 221 million in 2Q20 against R$ 214 million in 2Q19, but insufficient to offset the total reduction in supply.
•	In the Holding (-R$ 52), impacted by the sale (resale) of energy imported from Uruguay in the amount of R$ 49 million in 2Q19 without correspondence in 2Q20, given the drop in demand and the unnecessary importation of energy by Eletrobras, with a corresponding drop in the expense of energy purchased for resale.
•	Partially offset by the increase in the subsidiary Amazonas GT (+ R$ 107 million) mainly due to: (i) price adjustments from R$ 1,497.00 Mw/h to R$ 1,544.00 Mw/h of purchased energy for resale of PIEs and natural gas, costs that are passed on to the power supply contracts to Amazonas D, resulting in an increase of 9% in billing, corresponding to approximately 44 million; (iii) entry of UTE Coari in Jan / 2020, which represents an increase of approximately R$ 25 million; (iv) HPP Balbina represented an increase of approximately R$ 16 million due to seasonality; partially offset (iv) by the reduction of approximately 7 million in UTE Mauá 03 due to seasonality.
•	At the subsidiary Eletronuclear (+ R$ 69 million), mainly due to (i) the increase in Fixed Revenue at the Angra 1 and 2 Power Plants according to ANEEL Homologatory Resolution No. 2,661 / 2019 (in the amount of R$ 931.6 million in 2Q20 and R$ 852.3 million in 2Q10, the latter in accordance with ANEEL Approval Resolution No. 2,509 / 2018, and in 2019 there was an estimate of an excess portion of energy recognized in the amount of R$ 10.6 million.
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	8

Supply

•	At the subsidiary Furnas (+ R$ 113 million), mainly due to the following reasons: (i) adjustment of about 5% in the price of the current contracts for the Itumbiara Plant auctions, governed by Law 13,182 / 2015, specific to final consumers , resulting in an increase in revenue of R $ 6 million; and (ii) new contracts that started supplying in 2020, positively impacted revenue by R$ 107 million.
•	Partially offset by the reduction in the subsidiary Eletronorte (-R$ 24 million), mainly due to the following reason: (i) a reduction in the turnover of the contract with Albras in the amount of R$ 22 million, motivated by a 17% drop in the average price of the LME (US$ 1,855.94 in 2Q19 against US$ 1,540.38 in 2Q20), partially offset by the 38% increase in the exchange rate (R$ 3.92 / US $ in 2Q19 against R$ 5.39 / US$ in 2Q20). These values directly influence the sale price of energy to Albrás due to the fact that the energy sale contract has a variable part that depends on both the LME and the dollar; (ii) a reduction in revenues of R$ 2.7 million from other customers due to the adjustment of the energy seasonal curve and volume of energy sales.

CCEE

•	At subsidiary Eletronorte (-R$ 178 million), mainly due to (i) the 17% increase in sales of bilateral contracts, from 1884 MWmed in 2Q19 to 2197 MWmed in 2Q20; (ii) the 31% seasonally reduced Physical Guarantee (from 3617 MWmed 2Q19 x 2485 MWmed 2Q20), (iii) these facts meant that, in 2Q20, the controlled company was exposed in the MCP in 92 MWmed to an average PLD equal to R$ 49.59 / MWh, already in 2Q19 there was a surplus of 1097 MWmed to be settled at the average PLD equal to R$ 56.32, which is why greater revenue occurred in 2Q19.
•	At subsidiary Furnas (-R$ 31 million), mainly due to (i) the variation in the energy allocated in 2019 (and the consequent higher settlement at CCEE) and the lower energy allocated in 2020 (and consequently less settlement at CCEE); (ii) In addition, the average PLD decreased by 43% (in 2Q19 it was R$ 131.41, while in 2Q20 it was R$ 75.43); and
•	Partially offset by subsidiary Chesf (+ R$ 57 million), mainly due to the following reason: (i) one-time accounting adjustment, in 2Q19, related to the record of delinquency in previous periods (-R$ 72 million), which ended up reducing 2Q19 revenue. Excluding this adjustment, there would have been a decrease of R$ 15 million, explained by an increase of approximately 80 average MW in contracted energy, according to the variation reflected in the supply.

Operation and Maintenance Revenue - Plants Renovated by Law 12.783/2013

•	At subsidiary Chesf (+ R$ 60 million): (i) annual increase of approximately 9% in RAG, according to Aneel Homologatory Resolution No. 2,587 / 2019 (2019-2020 cycle); and (ii) the increase in generation in 2020, reflected in the indemnity income from CFURH and taxes of approximately R $ 16 million.
•	At subsidiary Furnas (+ R$ 31 million), mainly due to (i) RAG's annual readjustment of approximately 11%, in accordance with Aneel Homologatory Resolution No. 2587/2019, representing an increase in revenue of R$ 26 million in 2020; and (ii) the variation of CFURH and, consequently, of PIS / COFINS, which represented an increase in revenue of R$ 5 million.

Construction Revenue

•	Higher level of investment realized in 2Q20, but with no effect on results as it has an equivalent value in construction expenses.

Transfer Itaipu

•	Variation of the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, which had a negative variation of -0.96% in 2Q20 (against + 2.74% in 2Q19) and offset the exchange variation gains on the financial asset of Itaipu recognized by the interministerial decree 04/2018 MME and Ministry of Finance that determines Itaipu's revenue.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	9

TABLE 05: TRANSMISSION REVENUE

Operating Transmission Revenue	2Q20	2Q19%
Transmission Revenue	7,519	2,515	199%
O&M Revenue - Renewed Lines	494	1,037	-52%
O&M Revenue - Regime Exploration	343	175	96%
Construction Revenue	139	124	12%
Finance - Return on Investment - RBSE	6,366	970	556%
Contractual Revenue - Transmission	177	209	-15%
Non-recurring events
Ke RBSE	-5,522	-172	3111%
O&M Revenue - Renewed Lines	1,997	2,343	-15%

O&M Revenue - Renewed Lines Law 12.783/13

•	At subsidiary Chesf (- R$ 119 million): (i) Anticipation of the adjustment portion of cycle 20-21, in three installments in 2Q20 (3 installments of R$ 21.6 million from April to May/20, totaling R$ 64.85 million), as a measure adopted by Aneel of financial support to distributors, in the face of the Covid-19 pandemic, anticipating what would be done only in 12 installments starting in July 2021, especially regarding the anticipation of the EUST surplus in the cycle 2019/2020,; (ii) The other reduction effects can be attributed to the determination by IFRS15 of the undertakings associated with authoritative resolutions of CC 061/2001 and the projection of the revenue flow in accordance with the approval resolution published in July/2019 (R$ 80 million) . Despite the fall in the corporate balance sheet, (iii) the regulatory RAP grew 4.72% between the periods mentioned, causing an increase of R$ 18 million.
•	At Eletronorte (+ R$ 31 million), Reduction of approximately R$ 30.1 million corresponding to the anticipation of the adjustment portion of the 20/21 cycle, as mentioned in Dispatch 1,106 / 2020 / ANEEL, which did not occur in 2Q19 (ii) an increase in the RAP ratified for the 2019/2020 cycle (ReH 2565/19), which contributed to the increase in revenue billed in 2Q20 by R$ 20 million; (iii) an increase of R$ 3.7 million in the PV discount (2Q19: R$ 3.1 million x 2Q20: R$ 6.8 million); (iv) recognition, as of 2Q19, of revenue related to small enterprises, with an impact in 2Q20 in the amount of R$ 1.15 million (Technical Note No. 0374/2019-SCT / ANEEL); (v) a reduction of approximately R$ 14 million related to the increase in the amortization of contractual assets and amortization of RBSE ..
•	Furnas (-R$ 30 million): (i) reduction of approximately R$ 66 million, being, on average, R$ 22 million / month, corresponding to the anticipation of the adjustment portion of the 20/21 cycle, according to Dispatch nº . 1,414 / 20 - ANEEL; (ii) This effect was partially offset by the 13% readjustment related to the increase in the 2018/2019 and 2019/2020 cycle.
•	Variation of the elimination effect between quarters, in the consolidated, of operations between group companies of approximately R$ 172 million.

O&M Revenue - Exploration Regime

•	In the subsidiary Chesf (- R$ 40 million), mainly due to: (i) anticipation of the adjustment installment that would also only be realized in 12 installments as of July 2021, especially related to the anticipation of the EUST surplus in the cycle 2019/2020, and was anticipated and discounted in three installments in 2Q20 (3 installments of R$ 25 million from April to May / 20, totaling R $ 75 million), according to Aneel Order No. 1,106 / 202, due to Aneel's measures ahead the COVID-19 pandemic; offset by (ii) the incorporation of the R$ 15 million ETN (11/01/2019) and TDG contracts in Chesf (5/12/2020) of R$ 3.5 million.

Construction Revenue

•	The variation is mainly due to the higher volume of investments compared to the previous year, especially Chesf (+ R$ 100 million), partially offset by the reduction in Furnas (-R$ 50 million) and in CGT Eletrosul (+ R$ 29 million).
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	10

Finance - Return on Investment – RBSE

•	The variation is mainly due to: (I) approval of the tariff review of transmission concessions extended under the terms of Law 12,783 / 2013, granted by Aneel in June 30, 2020, which approved the new Permitted Annual Revenue ("RAP") of these concessions for the 2020-2021 tariff cycle and bringing the following changes to RBSE summarized: (a) Retrospective change to wacc for the years 2018 and 2019; (ii) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the agreements of assets associated with RBSE; (e) Incorporation of the payment of the controversial installment "Ke" that had been judicial discussion since 2017; (III) Allocating for 3 years the differences between the amount effectively received between 2018 and 2019 and the installments now reviewed via the adjustment portion updated by IPCA. There was a recognition of R$ 5,522 in RBSE Financial Revenue due to the tariff review.

Contractual Revenue – Transmission

•	At subsidiary Eletronorte (-R$ 44 million) due to a reclassification in 2Q19 to RBSE revenue in the amount of R$ 63.7 million, which did not occur in 2Q20. As a result, 2Q19 is well below 2Q20, while what was expected was stable revenue.
•	In the subsidiary Chesf (-R$ 17 million) mainly due to: (i) higher registration of the remuneration on the financial asset due to the entry of new ventures during the year of 2019, with emphasis on the authorization of the contract 61.

TABLE 06: OTHER OPERATING REVENUE

Operating Income	2Q20	2Q19%
Others Revenues	151	180	-16%
Non-recurring events
Procel retroactive reversal / Sale of SPEs	0	-64	100%
Other recurring income	151	144	4%

Others Revenues

•	The variation is mainly due to: (i) non-recurring gain recorded in 2Q19 in the sale of SPE of R $ 35.2 million, inherent to the SPEs Etau and Uirapuru of Eletrosul;

OPERATIONAL COSTS

TABLE 07: OPERATIONAL COSTS

Operational costs	2Q20	2Q19%
Energy purchased for resale	-360	-466	-23%
Charges on use of the electricity grid	-394	-576	-32%
Fuel for production electric power	-528	-381	39%
Construction	-157	-152	3%
Total Operating Costs	-1,439	-1,575	-9%
Non-recurring events
(-) Generation Construction	11	10	13%
(-) Retroactive Nuclear Cusd \ Fuel CGTEE	0	172	-100%
Total Recurring Operating Costs	-1,428	-1,393	3%
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	11

2Q19X2Q20 Variation Analysis

Energy purchased for resale

•	Holding (-R$ 48 million): reduction due to the fact not having occurred, in 2Q20, energy was purchased (for resale) from Uruguay, due to the lack of need to import energy in the Covid pandemic19;
•	At the subsidiary Amazonas GT (-R$ 45 million): considering the adjustments[2] (+ R$ 17 million) realized in 12Q19, compared to 2Q20, we would have a reduction of approximately 50% (-R$ 27 million), which occurs due to the following factors: (i) R$ 22 million referring to the PIE note from Mar / 2019 released in April 2019 (non-recurring) and later reversed in July / 19, (iii) readjustment in Leasing which represents a reduction in 2Q20 of approximately R$ 5 million.
•	At the subsidiary Eletrosul (-R$ 12 million), mainly due to the decrease in the energy purchased from Eletronorte as provided for in a 135MW to 109 MW contract. In total, this reduction represents 7% of the energy purchased by the company, however, the effect is less in the values due to price differences between the contracts and the readjustment of the same; (ii) In addition, in June 2019 there was a provision for a negative result in the CCEE of R$ 3.3 million, which did not occur in 2020.

Charges on use of the electricity grid

•	Variation in the elimination effect between quarters, in the consolidated, of operations between group companies of approximately R$ 172 million;
•	Readjustment of TUST for the 2019-2020 cycle.

Fuel for electricity production

•	At subsidiary Amazonas GT (-R$ 171 million): (a) considering the SAP adjustments (-R$ 64 million) realized in 2Q19, basically due to the entry of the difference in the regulatory and contractual price of natural gas realized in 2Q19 and reclassified from the account of other expenses, in relation to 2Q20, we would have a reduction of 29% (approximately R$ 107 million) in the fuel bill, due to the lower recovery of CCC justified by the following reasons: (ii) exit from rental companies (PIEs), which represents a reduction of approximately R$ 60 million with revenue of system service charges (ESS); (iii) the reduction in gas consumption at the plants, mainly due to the alteration of the UTE Aparecida contract, CCVEE - OC 87.495/13 to CCEAR 34.163/14, according to MME Ordinance No. 855/2018 with a reduction of inflexibility from 150 to 75 MWh, representing a reduction of approximately R$ 62 million; offset by (iv) the entry of UTE Coari which increases the recovery by approximately R$ 17 million.
•	At subsidiary Furnas (-R$ 50 million), mainly due to: (i) variation in the dispatch of the Santa Cruz plant, which represented a smaller generation in the period of approximately 243,112 MWh in 2Q20 due to the scenario low PLD.

Construction

•	CGT Eletrosul (+ R$ 17 million), mainly due to the following reason: (i) the increase in the volume of transmission projects being built by the company in 2020 and which are linked to Aneel's authoritative resolutions and the improvements realized to the system existing.
•	In Furnas (+ R$ 8 million), mainly due to the increase in expenses, after the recognition of revenue, in transmission contracts in the period. The 062/2001 contract registered in 2019 - R$ 28 million in investment against R$ 7 million in 2020.
•	Partially offset by subsidiary Eletronorte (-R$ 14 million), mainly due to the following reasons: (i) low investment in 2020; and (ii) investments realized up to June / 20 are already reflected in the balance of contractual assets, or still, they do not have a RAP approved by Aneel and, therefore, cannot be recognized in Assets.
•	Chesf (-R$ 11 million), due to investments in the transmission system between the compared dates.

2 Amazonas GT, due to problems in the migration of SAP, a single instance, had its accounts impacted by bookings made in different items that occurred in 1Q19 and 2Q19. In 2Q20, the records are normalized, however, for comparative purposes, and a better explanation of the Company's results, the adjustments are being detailed in each account.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	12

OPERATIONAL EXPENSES

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Personnel, Material, Services and Others	2Q20	2Q19%
Personnel	-1,028	-1,204	-15%
Material	-52	-71	-27%
Services	-432	-588	-27%
Others	-165	-406	-59%
PMSO total	-1,676	-2,268	-26.1%
Non-Recurring Items
(-) PDC	-4	-3	39%
(-) FGTS and INSS at Eletronorte - April launch	-22	0	~~-~~
(-) Furnas Outsourced	0	0	-
(-) Research / SAP / ERP implementation consultancies	0	93	-100%
(-) Inepar + Camargo Correa + CIEN	16	107	-85%
PMSO Recurrent	-1,687	-2,071	-18.6%

2Q19X2Q20 Variation Analysis

Personnel

•	Reduction in personnel costs due to the cost containment policy established by the Company, with PDC and OBZ (dangerousness and overtime);
•	Non-recurring expenses with PDC, with a reversion of R$ 4 million in 2Q19 against R$ 3 million in 2Q20, as there is no plan planned for 2020.
•	Actions to combat COVID-19 such as the non-payment of FGTS and INSS by employers, FAP rate and other entities (Sebrae, education salary and INCRA) in May and June / 2020 and reduction of overtime and greater provision for vacations that were anticipated without cash disbursement;
•	In the subsidiary Eletronuclear, reduction in the items Dangerousness (R$ 3.0 million), Overtime (R$ 7.5 million), Social Security (R$ 7.4 million), considering the 2P15 stop in 2Q19, without counterpart in 2Q20 and reduction of R$ 7.6 million in the use of the Medical Plan in 2Q20 compared to 2Q19.
•	In return for cost reductions, there was: (a) increase of 3.55% granted to employees through ACT as of 10/2019, with retroactive effects to 05/2019, and an additional of about 1% per time service, with an impact of R$ 54 million; b) Lower appropriation in Investments by R $ 26 million in the comparison between 2Q20 and 2Q19 (Chesf and CGT Eletrosul).

Material

•	At subsidiary Eletronorte (-R$ 9 million), mainly due to: (i) expenses with HVDC (High Voltage System) in the amount of R$ 1.2 million in 2Q19; (ii) postponement of maintenance that required travel by employees; (iii) reduction of expenses with corporate materials due to teleworking. On the other hand, there was a higher expense in 2Q20 with the construction of the Bridge in Itapuã do Oeste in the amount of R$ 2.6 million.
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	13

•	At the subsidiary Chesf (-R$ 6 million), mainly due to: (i) reduction in expenses with office supplies and work safety (-R$ 0.4 million); (ii) reduction in the difference in the ICMS tax rate (-R$ 3.2 million).

Services

•	In the subsidiary Furnas (-R$ 65 million), variation is mainly due to: (i) a reduction of 35.5%, mainly in the FRG Assistance items - Fundação Real Grandeza (R$ 4 million), Travel / Accommodation (R$ 3 million) and Contracted Labor (R $ 58.8 million), due to the departure of 1,044 outsourced workers in 2019 (reduction of 1 contracted in October, 49 contracted in November; and 994 contracted in December) , whose expected annual savings in 2020 is R$ 115.9 million - The savings expected for 2020 are being impacted by the launch of accountability from Dec/19 for days worked and contract terminations. workforce, Furnas contracted services with an annual cost in 2020 of R$ 42 million (some contracts are still in the bidding phase), and an effect of R$ 2.2 million in 2Q20.
•	In the subsidiary CGT Eletrosul (-R$ 9 million) reduction mainly due to: (i) Management measures related to the Zero Base Budget (OBZ) according to PNDG 2020-2024 which had a target in 2Q20 to reduce R$ 1, 8 million and exceeded, reaching a reduction of R$ 3.2 million, with emphasis on: (a) decrease in classroom activities, reflecting COVID-19, especially in the travel and commuting items, which decreased by R$ 2.9 million compared to 2Q19; (b) due to COVID, service provision contracts related to building maintenance, cleaning, concierge, reception and drivers were renegotiated, implying a temporary reduction of 23% in these contracts (R$ 800 thousand in 2Q20) and (c) personnel expenses requested from other companies in the group that in 2019 was accounted for as Services (1.4 million). In addition to the above points, there was a change in the accounting for CGTEE food stamps before the incorporation of Eletrosul, which was recorded in Third Party Services. After the merger, this expense started to be recognized as Personnel expenses, which contributed to a reduction of R$ 0.8 million per quarter due to the change in allocation.
•	At subsidiary Eletronorte (-R$ 18 million), mainly due to: (i) reduction in expenses with contracted labor: R$ 6.1 million, (ii) Expenses with building services: R$ 4.7 million ; (iii) Mowing of access roads: R$ 1.7 million; (iv) Accommodation and Tickets: R$ 2.6 million; (v) Security and Surveillance: R$ 1.2 million; (vi) Institutional Advertising: R$ 1 million; and (vii) IT expenses: $ 0.5 million. The expected reductions with OBZ in 2Q20 were R$ 2.1 million, this goal was exceeded and there was a reduction of R$ 5.4 million. In addition, a reduction of R$ 8.5 million due to reclassification of expenses with food aid and R$ 4.1 million due to contingency and reduction of expenses with the pandemic.

Others

•	At the subsidiary Amazonas GT (–R$ 78 million), mainly due to the following reasons: (i) considering the adjustments to SAP (+ R$ 77.8 million) realized in 2Q19, basically due to the value the difference in the regulatory and contractual price of natural gas realized in 1Q19 and subsequently reclassified to the CCC expense (fuel reducer) in 2Q20, we have a reduction of 5% or, approximately, R$ 340 thousand. Thus, the variation is due to: (ii) the reduction of IOF on foreign exchange contracts of approximately R$ 300 thousand.
•	At subsidiary Furnas (-R$ 54 million), mainly due to: (i) a reduction in the indemnities, losses and damages account in the amount of R$ 43 million, as in June 19, the first installment of the Agreement was paid of Inepar in the amount of 60 million, in 2020 only the payments of the remaining installments in the order of R $ 4.3 million / month occurred; In addition, (ii) we highlight the reduction in the items Bank Guarantee, GSF Insurance, Rental Block C (OBZ initiative), which together total R$ 30.4 million; On the other hand, (iii) there was an increase in the Legal Costs - Fine Proc / Adm account in the amount of R $ 24 million, referring to the payment of fine penalties applied through Notice of Notices AI nº 013/2020-SFE-ANEEL, AI nº 014/2020-SFE-ANEEL and AI nº 015 / 2020- SFE-ANEEL, taking advantage of the 25% discount for cash payments as established in paragraph 2 of article 38 of Normative Resolution nº 846/2019, and the amount had already been provisioned since the notification.
•	At subsidiary Eletronorte (-R$ 43 million), mainly due to: (i) a reduction of R$ 21.7 million in court costs (reclassification of an account in the amount of R $ 21.3 million in 2Q20); (ii) a reduction of R$ 6.2 million with losses on the sale and deactivation of assets and rights; (iii) reduction of R $ 6.0 million with employees assigned, released and amnestied; (iv) reduction of R$ 5.9 million in UTE Araguaia; (v) a reduction of R$ 4.1 million with indigenous communities; (vi) reduction of R$ 3.2 million in insurance with hydrological risk, ended in Dec / 2019; (vii) a reclassification of R$ 2.8 million in daily service trips, due to the entry into the Single Instance reclassified to Personnel in 2020); (viii) reduction of R$ 2.0 million in rent of properties for commercial purposes resulting from the delivery of a tower in the headquarters building. On the other hand, there was an increase in the following accounts: (ix) an increase of R$ 5.5 million in leasing expenses resulting from IFRS 16; (x) an increase of R$ 3.7 million with operational risk insurance; (xi) an increase of R$ 3.5 million in vehicle rental, the hiring of which began in the beginning of 2020 for fleet rental for operational purposes, replacing old vehicles with high maintenance costs.
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	14

•	At subsidiary Eletronuclear (-R$ 12 million), mainly due to: (i) a reduction, in 2Q20 compared to 2Q19, of R$ 2.0 million in Taxes and Fees; (ii) judicial convictions in the amount of R$ 12.7 million occurred in 2Q19, with no counterpart in 2Q20; offset by (iii) write-offs of judicial provisions in the amount of R$ 3.7 million, occurred in 2Q19, with no counterpart in 2Q20.

Depreciation and Amortization

Depreciation and Amortization	2Q20	2Q19%
Depreciation and Amortization	-463	-445	4.0%

TablE 09: OPERATING PROVISIONS

Operating Provisions	2Q20	2Q19%
Operational provisions / reversals	-559	-1.506	-63%

Non-recurring provisions / reversals
Contingencies	60	-329	-118%
PCLD/ Estimated loss of credit prospective privatized distributors (CPC 48)	39	-119	-133%
Onerous Contracts	0	248	-100%
Provision/reversal for investment losses	-4	27	-116%
RAP Adjustment Portion	-224	0	-
Impairment of long-term assets	20	0	-
Expiry of the concession	0	-387	-100%
ANEEL provision - CCC	16	-921	-102%
Inflexibility Usina Candiota III	-65	0	-
Non-recurring provisions / reversals	-159	-1.481	-89%

Recurring provisions / reversals
Garanties	5	58	-91%
PCLD (excluding PCLD Prospective estimate of credit loss from privatized distributors (CPC 48)	-337	-22	1431%
GAG Improvement	-51	-42	21%
Others	-17	-19	-13%
Recurring provisions / reversals	-400	-25	1491%

Note: Numbers with positive signs mean reversals of provision.

The variation is mainly explained by:

•	Provisions for consumer and retailer allowance for loan losses in the amount of R$ 313 million in 2Q20, compared to a provision of R$ 88 million in 2Q19, with highlights to the records realized by Amazonas GT of R$ 193 million in relation to the distributor's default Amazonas Energia and Chesf R$ 74 million
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	15

•	Provision for Rap Adjustment Installment in the amount of R$ 224 million, considered as non-recurring, due to the revenue by CGT Eletrosul of higher amounts in RAP in the 2018/2019 and 2019/2020 cycles due to the delay of Periodic Tariff Review - RPT, which it only occurred in July 2020. The amount will be refunded in 36 installments starting in July / 2020.

SHAREHOLDINGS

TABLE 10: SHAREHOLDINGS

Shareholdings	2Q20	2Q19%
Shareholdings	364	102	257%
•	The main highlights were: (i) improvement in the equity result of associates, with an amount of R$ 329 million in 2Q20 compared to R$ 27 million in 2Q19; (ii) an improvement of R$ 111 million in the equity income of SPE IE Madeira; partially offset by (iii) ) negative variation of R$ 172 million of SPE Interligação Elétrica do Madeira; (iv) negative variation in the results of SPE NESA, mainly due to the increase in expenses due to the increase in energy sales costs and the increase in operating costs (-R$ 89 million);

FINANCIAL RESULT

TABLE 11: FINANCIAL INCOME AND EXPENSES

Financial Result	2Q20	2Q19%
Financial Income	1,355	3,503	-61%
Interest, commission and fee income	256	295	-13%
Income from financial investments	268	184	46%
Additional moratorium on electricity	61	101	-40%
Active monetary updates	0	303	-100%
Exchange rate variations	744	201	270%
Fair value adjustment	0	1,944	-100%
Derivative gains	0	0	-
Other Financial Income	26	474	-94%
Financial expenses	-2,686	-3,077	-13%
Debt charges	-624	-1,109	-44%
Leasing charges	-92	-87	6%
Charges on shareholder resources	-97	-125	-22%
Passive monetary updates	147	-275	-153%
Passive exchange variations	-941	-204	363%
Fair value adjustment	-1,028	-223	362%
Derivative losses	11	-7	-262%
Other financial expenses	-61	-1,048	-94%
Financial Result	-1,331	425	-413%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors[3]	-105	-47	124%
(-) RBSE Retroactive recognition effect	854	0	-
(-) Monetary adjustment (Selic) of the provision for compulsory loans	53	123	-57%
Recurring Financial Result	-529	502	-205%

3 Considering that the privatization of the distributors was completed in April 2019, and these operations are no longer part of Eletrobras core business, the company treated the material effects of financial income, expenses, PL reversals and prospective loan loss provisions as non-recurring. contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowance for loan losses of distributors, as well as debts related to energy supply.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	16

Financial Result:

In 2Q20, the financial result decreased, from a positive result of R$ 425 million in 2Q19 to a negative result of R$ 1,331 million in 2Q20. The main variations were in the accounts of:

•	Adjustment to fair value of RBSE revenue in the positive net amount of R $ 1,722 million in 2Q19, having presented a financial expense of R $ 1,028 million in 2Q20. The variation of R $ 2,750 million is due to the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers the taxes and charges on this component, in addition to the current discount rate being a similar rate the regulatory Wacc; (ii) Change in the regulatory wacc that went from 6.64% to 6.96%. In 2019, there was a NTN-B variation from 4.6% in December 2018 to 3.09% in June 2019, generating a gain in 2Q19. It is considered a non-recurring effect of the recalculation of RBSE and the entry of R $ 854 million in this account, due to the impact of the tariff review.
•	Exchange Variation: the net result of the active and passive exchange variation accounts went from a negative result of R$ 3 million in 2Q19 to a negative result of R$ 197 million in 2Q20, due to exchange rate fluctuation in the period, influenced by the effects of Covid 19 pandemic. Eletrobras has a consolidated foreign exchange exposure of approximately R$ US$ 721.60 million in 2Q20;
•	Revenue from financial investments: the increase in revenue results mainly from the increase in the balance of financial investments in non-market investment funds. The increase is due, in particular, to the capital increase that occurred in Dec/19, in the amount of R$ 3.6 billion and to the funding that occurred in Feb/20.
•	Interest, commission and fee income was reduced due to the debt settlement by Ceal, Acre and Cepisa with an impact of R$ 93 million.
•	Debt charges: reduction of 43% in expenses due to the reduction of indebtedness and reduction of reference rates and indexes.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	17

I.2 EBITDA CONSOLIDATED

TABLE 12: EBITDA DETAIL

EBITDA	1H20	1H19	(%)	2Q20	2Q19	(%)
Net Profit (Loss) for the Year	4,904	6,908	-29%	4,597	5,561	-17%
Net Tax Losses from Discontinued Operation	0	5,037	-100%	0	5,260	-100%
Result of the Exercise	4,904	1,871	162%	4,597	301	1426%
+ Provision for Income Tax and Social Contribution	1,914	1,632	17%	1,396	1,016	37%
+ Financial Result	2,840	-89	-3278%	1,331	-425	-413%
+ Amortization and Depreciation	932	873	7%	463	445	4%
= EBITDA	10,589	4,287	147%	7,787	1,336	483%
ADJUSTMENTS NON-RECURRING EVENTS
RBSE retroactive	-5,522	0		-5,522	0
Other Income and Expenses	-25	-166	-85%	0	17	-100%
Retroactive: Procel / Gains from the sale of SPEs	0	-127	-100%	0	-35	-100%
PDC	-4	167	-102%	-4	-3	39%
FGTS and INSS at Eletronorte - April launch	0	0	-	-22	0	-
Furnas Outsourced	25	0	-	0	0	-
Research / SAP / ERP implementation consultancies	0	107	-100%	0	93	-100%
Inepar + Camargo Correa + CIEN + / Intercompany Adjustment	146	60	143%	16	107	-85%
Contingencies	-78	622	-113%	-60	329	-118%
PCLD Credit loss estimate (CPC 48)	107	162	-34%	-39	119	-133%
Onerous Contracts	0	-342	-100%	0	-248	-100%
Provision / (reversal) for investment losses	120	-62	-293%	4	-27	-116%
Adjustment portion RAP	224	0	-	224	0	-
Impairment of long-term assets	-20	0	-	-20	0	-
Expiry of the concession	0	387	-100%	0	387	-100%
ANEEL provision - CCC	-9	986	-101%	-16	921	-102%
Inflexibility Usina Candiota III	65	0	-	65	0	-
= EBITDA RECURRENT[4]	5,619	6,080	-8%	2,413	2,996	-19%

Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12.783 / 2013, in order to maintain a protocol similar to the debentures covenants issued in 2019. The Ebitda of Adjusted 2Q19 considers this adjustment of RBSE revenue to compare recurring EBITDA in 2Q20, for comparative purposes, and also the mandatory effects of IFRS 9 and 15 as explained in 4 of our financial statements. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the relevant effects of financial income, expenses, PL reversals and allowances for loan losses as non-recurring. prospective (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowance for loan losses of distributors as well as debts related to energy supply.. These recurring adjustments related to the distributors, adjusted the recurring EBITDA in 2Q20 by R$ 146 million.

4 The adjustments realized to the recurring Ebitda refer to non-recurring events or events that are expected to be dealt with under the PDNG 2019-2023. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of use of electricity by the consumer, competitive conditions, payments related to our receivables, changes in the levels of rain and water in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America, which may change these estimates and expectations of Management. Thus, the future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained herein.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	18

TABLE 13: 2Q19 EBITDA CONCILIATION:

EBITDA	2Q19 Resubmitted	2Q19 Reported
Net Profit (Loss) for the Year	5,561	5,561
Net Loss of Taxes from Discontinued Operation	5,260	5,260
Result of the Exercise	301	301
+ Provision for Income Tax and Social Contribution	1,016	1,016
+ Financial Result	-425	-412
+ Amortization and Depreciation	445	445
= EBITDA	1,336	1,350
ADJUSTMENTS NON-RECURRING EVENTS

Other Income and Expenses	17	0
Retroactive: Procel / Disposal Gains SPEs	-35	-64
(-) PDC	-3	-3
(-) FGTS and INSS at Eletronorte - April launch	0	172
(-) Investigation / Consulting implementation SAP / ERP	93	118
(-) Inepar + Camargo Correa + CIEN + / Intercompany Adjustment	107	60
Contingencies	329	329
PCLD Prospective estimate of credit loss (CPC 48)	119	119
Onerous Contracts	-248	-248
Provision / (reversal) for investment losses	-27	-27
Expiry of the concession	387	387
ANEEL provision - CCC	921	921
= RECURRING EBITDA	2,996	3,113

RECURRING CASH GENERATION WITH REGULATORY RAP ADJUSTMENT TRANSMISSION

	2Q20	2Q19
1. Recurring EBITDA	2,413	2,996

2. (-) Total Corporate Income from Transmission	1,997	2,515
O&M revenue	837	1,213
Construction Revenue	139	124
Finance - Return on Investment - RBSE	844	970
Contractual Transmission Revenue	177	209

3. (+) Total Revenue of Allowed Annual Revenue	2,761	3,296
Revenue of RAP and indemnities	1,924	2,083
O&M Revenue	837	1,213

4 = 1 - 2 + 3: Approximate Cash Generation	3,177	3,777

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	19

I.3       CONSOLIDATED RESULT BY SEGMENT OF CONTINUED OPERATIONS:

TablE 14: FINANCIAL STATEMENT BY SEGMENT - R$ THOUSAND

06/30/2020
FinacialStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	83	9,025	9,492	-547	18,053
Operating Costs and Expenses	-1,035	-6,415	-2,046	547	-8,949
Operating Income Before Financial Result	-952	2,610	7,447	0	9,104
Financial Result	-306	-595	-1,938	0	-2,840
Result of Equity Interests	528	0	0	0	528
Other income and expenses	25	0	0	0	25
Income tax and social contribution	-5	-1,150	-759	0	-1,914
Net income (loss) for the period	-710	865	4,749	0	4,904

06/30/2019
FinacialStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	68	9,270	4,212	-484	13,066
Operating Costs and Expenses	-2,128	-5,950	-2,486	484	-10,080
Operating Income Before Financial Result	-2,060	3,320	1,725	0	2,986
Financial Result	-518	-806	1,413	0	89
Result of Equity Interests	262	0	0	0	262
Other income and expenses	166	0	0	0	166
Income tax and social contribution	-26	-834	-772	0	-1,632
Net income (loss) for the period	-2,175	1,680	2,366	0	1,871

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	20

I.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 15: GROSS DEBT AND NET DEBT

06/30/2020
Gross Debt - R$ million	50,555
(-) Transfer RGR to CCEE[1]	1,063
Recurring Gross Debt	49,492
(-) (Cash and cash equivalents + marketable securities)	14,724
(-) Financing Receivable	14,033
(+) RGR to receive RGR transfer to CCEE	1,063
(-) Net balance of Itaipu Financial Assets[2]	2,198
Net debt	19,599

1 See Notes 9.1 and 19 (third party debts, Eletrobras being a mere manager).

2 See Explanatory Note 15b of the Financial Statements.

TABLE 16: FINANCING PORTFOLIO PAYABLE

	Parent Company				Consolidated
	06.30.2020		06.30.2019		06.30.2020		06.30.2019
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	10,808	41%	7,572	27%	11,185	26%	7,572	18%
USD with Libor	390	1%	434	2%	866	2%	799	2%
EURO	310	1%	235	1%	310	1%	235	1%
Subtotal	11,509	43%	8,241	29%	12,361	28%	8,606	21%

Domestic currency
CDI	3,123	12%	4,033	14%	8,092	18%	8,698	21%
IPCA	-	0%	-	0%	74	0%	73	0%
TJLP	-	0%	-	0%	5,959	14%	6,233	15%
SELIC	7,870	0%	11,687	0%	7,886	18%	8,595	20%
Others	679	0%	714	0%	1,998	5%	2,465	6%
Subtotal	11,671	44%	16,434	58%	24,009	55%	26,065	62%

Not indexed	3,422	13%	3,599	13%	7,461	17%	7,269	17%

TOTAL	26,602	100%	28,274	100%	43,831	100%	41,940	100%

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	21

TABLE 17: DEBT MATURITY SCHEDULE, EXCLUDING RGR DUE TO THIRD PARTIES (FOR WHICH ELETROBRAS IS A MERGE MANAGER) AND INCLUDING HOLDING AND SUBSIDIARIES 'DEBENTURES:

Consolidated

	2020	2021	2022	2023	2024	2025	After 2025	Total (R$ million)
Amortization with Debentures and RGR	4,845	10,287	6,221	4,179	5,462	4,148	15,413	50,555
(-) RGR CCEE	217	146	32	19	5	3	642	1,063
Consolidated Annual Amortization (With debentures)	4,628	10,140	6,189	4,161	5,458	4,145	14,771	49,492

Parent Company

	2020	2021	2022	2023	2024	2025	After 2025	Total (R$ million)
Amortization with Debentures and RGR	3,492	7,228	4,154	2,340	4,158	3,180	7,086	31,639
(-) RGR CCEE	217	146	32	19	5	3	642	1,063
Consolidated Annual Amortization (With debentures)	3,275	7,082	4,122	2,322	4,153	3,178	6,444	30,576

Ratings

TabLE 18: Ratings

Agency	National Classification / Perspective	Last Report
Moody’s BCA	“B1”: / Positive	09/18/2019
Moody’s Senior Unsecured Debt	“Ba3”: / Positive	09/18/2019
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negative	06/10/2020
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negative	06/10/2020
S&P LT Local Currency	brAAA/Estable	07/22/2020
S&P Issuer Credit Rating	BB-/Estable	07/22/2020

*CreditWatch

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	22

FINANCING AND LOANS GRANTED (RECEIVABLE)

The financing and loans granted are realized with the Company's own resources and external resources raised through international development agencies, financial institutions and resulting from the launch of securities in the national and international financial market.

All financing and loans granted are supported by formal contracts signed with the borrowers. The revenue of these amounts, for the most part, are foreseen in monthly installments, amortizable over an average term of 10 years, with the average interest rate, weighted by the balance of the portfolio, of 6.27% per year.

The parent company has a loan with Itaipu with an exchange adjustment clause that represents 42% of the total consolidated portfolio (41% on December 31, 2019). The other financings and loans provide for updating based on indices that represent the level of domestic prices in Brazil and reach 58% of the balance of the consolidated portfolio (59% on December 31, 2019).

The parent company has a loan with Amazonas Distribuidora de Energia in the amount of R$ 4 billion, which substantially represents non-capitalized receivables in the process of disposal of corporate control. These contracts were renegotiated with a grace period of up to 3 years for amortization of the principal and, during this grace period, only interest is received. Additionally, the renegotiation considered the term that ends in January 2021, for the presentation of real guarantees that must be previously assessed and approved by Eletrobras' Management.

In addition to the aforementioned financing, Eletrobras, until April 30, 2017, was responsible for the management of the Global Reversion Reserve (RGR), a sectorial fund, having been responsible for granting financing, with the use of these resources, for the implementation of several sectoral programs. As of May 2017, with the enactment of Law 13.360/2016, CCEE took over this activity. However, there are still financing carried out before this date, due by third parties, managed by Eletrobras.

According to Decree 9.022/2017, which regulates the aforementioned law, Eletrobras is not the guarantor of these operations taken by third parties, however, it is responsible for the contractual management of financing contracts with RGR resources signed until November 17, 2016, which must be transferred to the RGR, within up to five days, counted from the date of the effective payment by the debtor agent. These receivables to be paid by third parties do not belong to Eletrobras and will be transferred to CCEE after revenue (“Transfer RGR”).

On June 26, 2020, the Board of Directors approved the conversion of AFAC contracts into new shares of Eletronuclear in the total amount of R$ 850,000 (more details in Note 12) and the capitalization of financing contracts in which Eletrobras is a creditor in the amount of R$ 1,035,778.

RGR TRANSFER

Considering the transfer of the management of RGR resources to CCEE in accordance with Law 13.360 / 2016 and in line with Decree No. 9.022 / 2017, as of June 2019, the Company revised the way of presenting the amounts raised and transferred to third parties , with resources from RGR, in order to more adequately present the resources under Eletrobras 'responsibility for those loans and financing that do not constitute Eletrobras' debt and should be paid off by third parties with RGR, with Eletrobras being responsible only for the contractual management of these loans. Accordingly, the amounts of June 30, 2020 referring to receivables from loans and financing granted with funds from RGR to third parties were segregated from other receivables from Eletrobras and have equivalent liabilities (see note 18). The following table shows “Transfer RGR”.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	23

TABLE 19: RECEIVABLE

R$ Thousand

	Tx. Average		CONSOLIDATED
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Itaipu	7.00	7.04	6,211,469	5,843,724
CEAL	5.78	7.28	1,517,619	1,564,724
Eletropaulo	2.78	6.96	993,151	1,314,107
Amazonas D	5.75	7.38	4,000,296	3,949,748
CEPISA	3.86	5.42	655,768	746,427
Boa Vista	4.07	5.49	154,215	160,309
CELPA	5.97	5.96	6,213	6,236
Equatorial Maranhão D	0.21	0.25	84,873	92,986
RGR Transfer	5.00	5.00	1,062,955	1,101,161
Others	-	-	138,646	130,037
(-) PECLD	-	-	(792,538)	(632,643)
Total			14,032,667	14,276,816

R$ Million

Projection Receivables*	2020	2021	2022	2023	2024	2025	after 2025	TOTAL
Parent Company without RGR	2,654	6,249	3,130	2,661	1,977	1,380	2,130	20,183
Consolidated without RGR	1,973	5,074	2,129	1,688	1,225	731	677	13,495

* Does not include: receipts from Itaipu's financial assets of R$ 2.1 billion, receivables from RGR owed by companies of the System and not belonging to Eletrobras, PCLD of R$ 556 million and charges from third parties.

Tabela 20: Créditos da CCC cedidos pelas Distribuidoras Privatizadas

In the privatization process of the distributors, CCC credits were assigned, which are still being analyzed and inspected by Aneel. These credits are activated in the Company's Financial Statements, of 06/30/2020, in two accounts, namely Right of Reimbursement and Financing receivable, according to Notes 8 and 11 of 2Q20, and detailed below:

NOTE EXPLANATORY 11 - RIGHT TO REIMBURSEMENT

Registered Net Assets

R$ Thousand

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency	1,984,196	2,723,991	254,796	170,306	5,133,289
Current Rights		220,795	57,972	26,031	304,798
Total (a)	1,984,196	2,944,786	312,676	196,337	5,438,087

* The balance of R$ 1,984 million from Amazonas consists of a return obligation to CCC in the order of R$ 452 million referring to the final inspection result of the first and second period carried out by Aneel, and a credit receivable from the National Treasury of economic and energy inefficiency of R$ 2.4 billion. The credit for economic and energy inefficiency is updated by Selic. The amount to be returned to CCC must be discounted from the credit receivable from CCC in relation to the amounts assigned to other distributors.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	24

EXPLANATORY NOTE 8 - LOAN AND FINANCING

R$ thousand

R$ mil	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (1)	442,366				442,366

(1) The R$ 442 million credit in the table above was also a CCC credit, granted by Amazonas to Eletrobras, however, as it is current, and not part of the inspection period mentioned above, and already paid by CCC to Amazonas Distribuidora., then it was converted into debt of the distributor with Eletrobras.

Total Credits Granted (Note 8 + Note 11)

R$ thousand

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credit assigned Net (1)	2,426,562	2,944,786	312,767	196,337	5,880,453

(1) Credits restated up to 03/31/20, by IPCA, based on the credit generating event, with the exception of the portion of economic-energy inefficiency (R$ 2.46 billion) assigned by Amazonas Energia and Boa Vista Energia, which are updated by SELIC.

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R $ 1,904,005,165 , 07 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“First Inspection Period”), credits assigned Eletrobras on the occasion of the privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R $ 191,610,318.04 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R $ 2,061,360,021.40 (at March 2019 prices), referring to the CCC's monthly inspection and reprocessing process paid to Amazonas Distribuidora de Energia SA (“Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, since Aneel's Board of Directors had already decided, on March 19, 2019, the result of the First Inspection Period for CCC reimbursements to Amazonas Energia, with the company having the right to receive a credit of R $ 1,591,670,950.13 (at September 2018 prices), to be offset against credits to be returned. The net balance of Law credits assigned by Amazonas Energia, positive by R $ 1.9 billion, refers to the revenue of disallowances from CCC arising from the criteria of economic and energy efficiency, a right recognized by Law 13,299 / 2016, in the historical amount R $ 1,357,794,977.30 to be paid by the National Treasury. Eletrobras updated these values by the Selic until 06/30/2020.

Aneel has not yet completed the inspection processes for CCC reimbursements for the first and second periods of Boa Vista Energia, also assigned to Eletrobras and recorded in the Financial Statements, as well as the second inspection period for Ceron and Eletroacre. Only after the completion of all the aforementioned inspection processes, and the approval of the results, will the total net value of the credits be included in the annual budget of the CDE sectoral fund for payment to Eletrobras.

During the 2Q20, the only change in the inspection processes was the disclosure by Aneel, dated April 6, 2020, of a new technical note (NT nº 49/2020 – SFF-SFG-SRG / ANEEL) referring to the Boa Vista's first inspection period. The previous NT was from April 2018. In this new NT issued, in addition to updating the base date of the information for February 2020, the agency accepted Eletrobras' claim on the withdrawal of the return of amounts received by the distributor regarding the initial tanking, which according to Order No. 2,793 / 2015, the amount must be returned in the last month of operation of the Monte Cristo and Novo Paraíso TPPs, the day before the connection to the SIN. As the State of Roraima has not yet been connected, Aneel accepted the request to withdraw the return of funds from the distributor to the CCC account during the inspection period. As the agency accepted exactly the amount of Eletrobras' claim, considered to be a probable acceptance by Aneel, there was no change in the recorded amount of credits assumed by Boa Vista in this quarter, only monetary restatement of credits by IPCA and Selic (credits of “ inefficiency"). Thus, due to the information contained in NT 49/2020 by Aneel, Eletobras would have credits receivable from CCC assigned by Boa Vista, in the amount of R $ 103,883,187.32 (at Feb / 20), referring to the first period of inspection by that distributor.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	25

Accordingly, all the movement in 2Q20 of CCC/CDE credits assigned to Eletrobras and recorded under the Right to Reimbursement was due to the monetary adjustment of the credits by IPCA and SELIC, with no new impacts.

TABLE 21: RECEIVABLE RBSE TRANSMISSION

On June 30, 2020, the National Electric Energy Agency - ANEEL approved the tariff review of transmission concessions extended under the terms of Law 12,783/2013. Consequently, it approved the new Permitted Annual Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle, which brought the following summarized changes, with an impact in relation to the cash flow projection of RBSE receivables:

• Retrospective change to the wacc for the years 2018 and 2019;

• Change in the asset base, incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE;

• Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017;

• 3-year redistribution of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA.

The flow of estimated future revenue of RBSE, considering the Company's premises, are as follows:

RBSE: FINANCIAL FLOW

										R$ milion
FURNAS	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	2,259	4,517	4,517	3,955	3,393	2,223	1,052	1,052	526	23,495
Economic portion	813	1,626	1,626	1,339	1,052	1,052	1,052	1,052	526	10,139
Financial Portion	1,170	2,341	2,341	2,341	2,341	1,170	0	0	0	11,703
Adjustment Portion	275	551	551	275	0	0	0	0	0	1,653
RBSE TOTAL FURNAS	23,495

CGT ELETROSUL	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	303	605	605	491	377	218	59	59	30	2,746
Economic portion	83	165	165	112	59	59	59	59	30	790
Financial Portion	159	318	318	318	318	159	0	0	0	1,588
Adjustment Portion	61	123	123	61	0	0	0	0	0	368
RBSE TOTAL ELETROSUL	2,746

CHESF	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	1,459	2,919	2,919	2,187	1,456	728	0	0	0	11,668
Economic portion	495	989	989	495	0	0	0	0	0	2,968
Financial Portion	728	1,456	1,456	1,456	1,456	728	0	0	0	7,280
Adjustment Portion	237	473	473	237	0	0	0	0	0	1,419
RBSE TOTAL CHESF	11,668

ELETRONORTE	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	699	1,397	1,397	1,148	899	560	221	221	110	6,652
Economic portion	257	514	0	0	0	0	0	0	0	771
Financial Portion	339	679	514	367	221	221	221	221	110	2,892
Adjustment Portion	102	204	679	679	679	339	0	0	0	2,682
RBSE TOTAL ELETRONORTE	6,652

TOTAL	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	4,719	9,438	9,438	7,782	6,125	3,728	1,332	1,332	666	44,561
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	26

Economic portion	1,647	3,295	3,295	2,313	1,332	1,332	1,332	1,332	666	16,543
Financial Portion	2,396	4,793	4,793	4,793	4,793	2,396	0	0	0	23,965
Adjustment Portion	675	1,351	1,351	675	0	0	0	0	0	4,052
RBSE TOTAL	44,561

1H20 RBSE REVENUE

					R$ thousand
R$ million	Furnas	Chesf	Eletronorte	Eletrosul	Total
1Q20	840.134	503.123	260.440	90.619	1.694.316
2Q20	784.289	506.602	260.439	90.620	1.641.950
Total	1.624.423	1.009.725	520.879	181.239	3.336.266

I.4. INVESTIMENT

TABLE 22: INVESTMENTS BY SEGMENT

R$ Million

Investiment (Corporate + Partnerships)	Invested 1Q20	Invested 2Q20	Budged PDNG 2Q20	% Realized 2Q20	Budged PDNG 1H20	Invested 1H20	Budged PDNG 2020	% Realized 2020

Corporate Generation	89	155	582	27%	1,083	245	2,193	11%
Implantation	45	94	409	23%	749	139	1,371	10%
Angra 3	31	27	263	10%	526	59	1,052	6%
Santa Cruz	9	58	128	45%	186	67	230	29%
Casa Nova	4	4	15	28%	31	8	41	19%
Outros	1	5	3	152%	6	6	48	12%
Maintenance	45	61	173	35%	334	106	822	13%
Eletronorte	1	2	3	82%	3	4	27	13%
Chesf	8	14	29	47%	60	21	150	14%
Furnas	8	7	9	78%	16	15	104	14%
Eletronuclear	20	33	115	29%	230	54	459	12%
CGT Eletrosul	7	3	12	25%	20	11	63	17%
Amazonas GT	0	2	5	31%	6	2	20	10%
Corporate Transmission	148	169	412	41%	766	317	1,876	17%
Enlargement	31	48	87	55%	193	79	301	26%
Eletronorte	-	-	1	0%	1	-	1	0%
Chesf	11	23	53	43%	124	34	157	22%
Furnas	0	1	-		-	1	6	20%
CGT Eletrosul	19	24	34	70%	68	43	137	32%
Reinforcements and Improvements	58	55	225	25%	404	113	918	12%
Eletronorte	1	12	34	36%	48	13	123	11%
Chesf	26	21	114	18%	225	47	419	11%
Furnas	26	19	68	28%	116	45	337	13%
CGT Eletrosul	4	3	9	35%	15	7	39	19%
Maintenance	60	65	100	66%	169	125	657	19%
Eletronorte	3	13	22	61%	47	16	68	23%
Chesf	42	36	53	67%	82	78	255	30%
Furnas	15	16	23	72%	37	32	328	10%
CGT Eletrosul	0	0	2	11%	3	0	6	4%
Infrastructure and Others *	37	36	62	59%	155	74	408	18%
SPES	53	20	304	7%	512	73	809	9%
Generation	28	20	293	7%	446	48	676	7%
Transmission	25	-	11	0%	67	25	133	19%
Total	328	380	1,360	28%	2,516	709	5,286	13%
* Chesf - Itaparica Infrastructure Action - Maintenance Generation

(1) Others: Research, Infrastructure, Environmental Quality

(2) For more details on investments, by subsidiary or project, see annex 3 to this Investor Information.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	27

In 2Q20, R$ 380 million was invested out of the R$ 1,360 million budgeted for the quarter.

Total investments in generation were R$ 175 million, of which R$ 155 million were related to corporate ventures. The main highlights of investments were: Angra 3 at R$ 58.5 million in 1H20, R$ 27.3 million in 2Q20, Angra 1 and 2 at R$ 53.8 million in 1H20, R$ 33.5 million in 2Q20 , UTE Santa Cruz R$ 67.1 million in 1H20 of which R$ 57.7 million in 2Q20 and in SPE Brasil Ventos with R$ 22.0 million in 1H20, without occurrence in 2Q20 and SPE Teles Pires Participações R$ 20, 0 million in 2Q20.

In transmission, total investments were R$ 169 million in corporate ventures, with no investments in SPES in this quarter. The main highlights of investments were: Chesf in amount of R$ 159.0 million in 1H20 of which R$ 79.3 million in 2Q20, Furnas R$ 78.0 million in 1H20, of which R$ 33.3 million in 2Q20, CGT Eletrosul R$ 50.9 in 1H20, of which R$ 27.6 million in 2Q20 and Eletronorte R$ 29.0 in 1H20 of which R$ 25.4 million in 2Q20.

In 2Q20 there was investment frustration of R$ 980 million. In generation, the non-realization of corporate investments was (R$ 427 million) with emphasis on: (R$ 236 million) Angra 3 (R$ 81 million) of maintenance Angra 1 and 2 and (R$ 70 million) of Santa Cruz.

In transmission, non-investments were (R$ 243 million). About 17% of frustrations are related to COVID-19, 33% delay in bidding due to higher prices for equipment (exchange variation and market uncertainties) and suppliers and 17% commissioning works.

In SPES the total frustration was (R$ 284 million) with emphasis on ESBR Jirau (R$ 42.2 million) and investments avoided due to COVID-19.

I.5. COMMERCIALIZATION

I.5.1. ENERGY SOLD IN 2Q20 – GENERATORS – TWh

In terms of the evolution of the energy market, Eletrobras Companies, in 2Q20, sold 46.7 TWh of energy, against 35 TWh traded in the same period of the previous year, which represents an increase of 4.3%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12,783 / 2013, as well as by the plants under the exploration regime (ACL and ACR).

Sales: includes projects under Law 13,182/15.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	28

I.5.2. ENERGETIC BALANCE

Table 23: Energetic Balance

Energetic Balance (MWmed)	2020	2021	2022	2023	2024

Ballast	9,469	9,292	9,292	9,204	7,428
Own resources	8,314	8,314	8,314	8,314	6.647
Energy Purchase	1,155	978	978	890	781
Sales	7,478	5,596	5,013	4,786	4,527
ACL - Bilateral Contracts + MCP performed	5,304	3,489	2,906	2,685	2.427
ACR - Except quotas	2,174	2,107	2,107	2,101	2.101
Average Selling Price R$ /MWh	212,00	216,59	220,44	222,45	224,06
Average Purchase Price R $ / MWh	219,36	227,28	227,28	232,54	233,95
Balance (Ballast - Sales)	1,991	3,697	4,280	4,419	2,901
Uncontracted Energy *	21%	40%	46%	48%	39%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
Physical Guarantee Quotas and Nuclear Energy Quotas are not included.
Physical Guarantee Quotas for Hydroelectric Plants	7,451	7,451	7,451	7,451	9,118
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts concluded until 06/30/2020. It considers the end of the contracts for UHEs Mascarenhas de Moraes, in Jan / 2024, and UHE Tucuruí, in Aug / 2024, and from the respective dates, both started to be considered in the Physical Guarantee Quota regime.

The Average Sales Prices do not include projects under the Physical Guarantee and Nuclear Energy Quotas regime.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	29

II |	Parent Company Result Analysis

In 2Q20, Eletrobras Holding posted net income of R$ 4,574 million, a reduction of 18% compared to net income of R$ 5,565 million in 2Q19.

This 2Q20 result was decisively influenced by: (i) Income from Equity Holdings, of R$ 4,842 million, influenced mainly by the result of subsidiaries, (ii) positive financial result in the amount of (R$ 67 million), mainly influenced by liability manegement measures, such as rolling over bonds and settling debts with higher costs with less onerous funding resources, (iii) reversal of the ANEEL Provision - CCC, in the amount of R$ 16 million in 2Q20 against a provision of R$ 921 million in 2Q19, partially offset by, (iv) Provisions for legal contingencies, in the amount of R$ 125 million, mainly due to the compulsory loan lawsuits in the amount of R$ 176 million. The chart below shows a comparison of Eletrobras holding's results between 2Q19 and 2Q20.

EVOLUTION OF RESULT - R$ MILLION

Note: The analysis of the results of each subsidiary can be found in the attachment.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	30

II.1	SHAREHOLDERS 'EQUITY

In 2Q20, the result of Equity Holdings had a positive impact on the Company's result by R$ 4,842 million, mainly due to the equity in results of investments in subsidiaries, in 2Q19 the result was R$ 1,766 million. This variation was mainly impacted by the effects of the periodic tariff review of the extended transmission concessions on RBSE.

II.2	PARENT COMPANY OPERATING PROVISIONS

In 2Q20, Operating Provisions had a negative impact on the Parent Company's result by R$ 114 million, compared to the R$ 961 million provision in 2Q19. This variation is mainly explained by the positive effect of the ANEEL Provision - CCC of R$ 16 million, while in 2Q19 it presented a negative effect of R$ 921 million, partially offset by provisions for legal contingencies, in the amount of R$ 125 million, related to compulsory loan lawsuits.

TABLE 24: OPERATING PROVISIONS (R$ MILLION)

Operating Provisions	Parent Company
	2Q20	2Q19 (Reclassified)
Guarantees	5	58
Contingencies	-125	29
PCLD - Consumers and Resellers	0	0
PCLD - Financing and Loans	14	-53
Overdraft liabilities in subsidiaries	0	-95
Onerous Contracts	0	0
RAP Adjustment Losses	-17	27
Investment Losses	0	0
Provision for losses on investments classified as held for sale	0	0
Impairment	0	0
ANEEL Provision - CCC	16	-921
TFRH	0	0
GAG Improvement	0	0
Others	-8	-6
	-114	-961

Table 25: CHANGE PROVISION FOR LIABILITIES UNDERCOVERED

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2019	Other Comprehensive Results	Equity	Reduction	Balance on 06/30/2020
Amazonas GT	119	-	-141	22	-
TOTAL PROVISION FOR DISCOVERED LIABILITIES	119	-	-141	22	-

* The shares of subsidiary Amazonas GT were 100% transferred to subsidiary Eletronorte.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	31

II.3	FINANCIAL RESULT OF PARENT COMPANY

In 2Q20, the Financial Result positively impacted the Parent Company's result by R$ 67 million compared to the negative result of R$ 398 million in 2Q19, mainly influenced by liability manegement measures, such as the rollover of bonds and the settlement of debts with costs. higher with less costly funding resources. Debt charges went from a negative result of R$ 539 million in 2Q19 to a negative result of R$ 326 million in 2Q20. The result of the net foreign exchange variation went from a negative result of R$ 16 million in 2Q19 to a negative result of R$ 71 million in 2Q20. Interest, commission and fee income increased from R$ 481 million in 2Q19 to R$ 372 million in 2Q20. This drop was partially offset by Revenue from financial investments, which went from R$ 88 million in 2Q19 to R$ 187 million in 2Q20.

TABLE 26: FINANCIAL RESULT (R$ MILLION)

FINANCIAL RESULT	2Q20	2Q19
Financial income
Interest, commission and fee income	372	481
Income from financial investments	187	88
Additional moratorium on electricity	1	0
Monetary updates	76	123
Exchange variations	-71	-16
Other financial income	16	431

Financial expenses
Debt charges	-326	-539
Leasing charges	-1	-2
Charges on shareholder resources	-1	-60
Other financial expenses	-185	-905
	67	-398

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	32

III. General Information

Position on 06/30/2020. Currently, our staff has 133 SPEs, as TDG was incorporated on 12/05/2020.

The number of SPEs is taking into account the direct and indirect participation in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, differently from the quantities considered in the tables of each company. In this total, 02 SPEs abroad are included. Of the 134 national and international SPEs, 39 are in the process of divesting by the competitive procedure of sale 01/2019.

SHARE CAPITAL

STRUCTURAL OF CAPITAL STOCK

Eletrobras' capital stock, on June 30, 2020, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

TABLE 27: CAPITAL STRUCTURE

Shareholders	Common		Pref. Classe “A”		Pref. Classe “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Government	667,888,884	52%	0	0%	494	0%	667,889,378	43%
BNDESpar	141,757,951	11%	0	0%	18,691,102	7%	160,449,053	10%
BNDES	74,545,264	6%	0	0%	18,262,671	7%	92,807,935	6%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0,1%	0	0,0%	0	0%	1,000,000	0,1%
Free Float	358,028,908	28%	146,920	100%	242,987,127	87%	601,162,955	38%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	33

ASSET BEHAVIOR ANALYSIS

SHARES

TABLE 28: B3, ELET3 e ELET6

Price and Volume	(R$) ELET3 (ON Shares)	(R$) ELET6 (PN Shares)	(pts.) IBOV (Índex)	(pts.) IEE ((Índex)
Closing Price on 06/30/2019	29.76	30.85	95056	70160
Maximum in the quarter	30.59	31.78	97645	70490
Average in the quarter	25.21	27.44	84659	63553
Minimum in the quarter	19.82	22.25	69538	55415

Variation in 2Q20	29.9%	23.9%	30.2%	21.7%
Change in the last 12 months	-12.0%	-10.4%	-5.9%	9.9%
Average Daily Traded Volume 2Q20 (R$ million)	154.0	95.5	-	-

Net Income per Share in the Quarter (R$)	2.92	2.92	-	-
Book Value per Share (R$)	48.32	48.32	-	-
Price / Profit (P/E) (1)	10.63	11.06	-	-
Price / Shareholders' Equity(2)	0.64	0.67	-	-

(1) Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;

(2) Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

EVOLUTION OF SHARES TRADED AT B3

Source: AE Broadcast
Index number 06/30/2019 = 100 and ex-dividend values.

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	34

ADR PROGRAMS

TABLE 29: NYSE, EBRN AND EBRB

Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 06/30/2019	5.39	5.09
Maximum in the quarter	6.22	5.83
Average in the quarter	4.72	4.60
Minimum in the quarter	3.40	3.36

Variation in 2Q20	21.4%	13.9%
Change in the last 12 months	-38.1%	-36.5%
Average Daily Trading Volume 2Q20 (US$ million)	3,996	322

EVOLUTION OF SHARES TRADED IN ADR

Source:AE Broadcast
Index number 06/30/2019 = 100

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	35

Latibex – MADRID MARKET

TabLE 30: LATIBEX, XELTO AND XELTB

Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 06/30/2019	5.00	5.10
Maximum in the quarter	5.50	5.40
Average in the quarter	4.43	4.70
Minimum in the quarter	3.26	3.74

Variation in 2Q20	21.4%	19.2%
Change in the last 12 months	-34.2%	-39.3%
Average Daily Traded Volume 2Q20 (thousands of Euros)	9.1	4.3

EVOLUTION OF FOREIGN CURRENCIES

Index number: 06/30/2019 = 100.
Source:Banco Central

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	36

Nº OF EMPLOYEES

parent company

TABLE 31: EMPLOYEES FOR WORKING TIME

Working time in the company (years)	1Q20	2Q20
Up until 5	29	26
6 to 10	238	229
11 to 15	210	222
16 to 20	138	138
21 to 25	13	13
more than 25	62	63
Total	690	691

TABLE 32: EMPLOYEES BY FEDERATION STATE

Estado da Federação	1T20	2Q20
Rio de Janeiro	674	675
São Paulo	1	1
Brasília	15	15
Total	690	691

CONTRACTED / OUTSOURCED LABOR

TABLE 33: CONTRACTED / OUTSOURCED LABOR

2Q20
0

ROTATION INDEX (Holding)

TABLE 34: ROTATING INDEX HOLDING WITH PDC

2Q20
0.22%
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	37

BALANCE SHEET (r$ thousand)

Asset	Parent Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
CURRENT
Cash and cash equivalents	9,540	18,202	368,373	335,307
Restricted cash	2,820,608	3,227,536	2,820,608	3,227,536
Marketable securities	8,826,219	6,787,137	14,356,024	10,426,370
Customers	277,713	468,429	5,212,269	5,281,333
Financial assets - Concessions and Itaipu	0	0	8,140,823	5,927,964
Loans and financing	6,293,585	5,120,734	4,772,313	3,473,393
Asset contractual transmission	0	0	1,039,517	1,116,009
Equity Pay	2,980,344	3,592,503	229,625	299,899
Taxes to recover	356,913	807,150	812,063	1,474,662
Income tax and social contribution	1,064,699	309,033	2,908,739	2,382,899
Reimbursement rights	0	0	71,895	48,458
Warehouse	328	272	481,477	471,824
Nuclear fuel stock	0	0	553,097	538,827
Derivative financial instruments	0	138	84,514	140,543
Hydrological risk	0	0	3,132	13,590
Other	2,331,351	1,444,837	2,575,414	2,016,330
	24,961,300	21,775,971	44,429,883	37,174,944

Asset held for sale	1,137,157	1,546,250	3,089,149	3,543,519
	26,098,457	23,322,221	47,519,032	40,718,463

NON CURRENT
LONG-TERM
Reimbursement rights	5,438,086	5,382,834	5,470,799	5,415,547
Loans and financing	15,307,902	18,282,460	9,260,354	10,803,423
Customers	0	0	242,522	285,351
Marketable securities	382,806	374,601	383,151	407,071
Nuclear fuel stock	0	0	881,714	840,550
Taxes to recover	0	0	460,945	420,370
Current Income Tax and Social Contribution	0	0	322,742	463,451
Deferred income and social contribution taxes	4,097,975	4,168,575	6,889,921	6,891,416
Escrow deposits	0	0	13,907,692	13,744,276
Fuel Consumption Account - CCC	2,054,596	1,905,607	32,321,167	31,633,512
Financial assets - Concessions and Itaipu	0	0	100,992	151,315
Derivative financial instruments	1,057,536	774,468	1,541	181,257
Advances for future capital increase	0	0	163,494	179,879
Hydrological risk	1,675,609	1,222,393	1,675,609	1,222,393
Other	1,256,253	1,350,913	1,464,380	1,024,607
	31,270,763	33,461,851	73,547,023	73,664,418
INVESTMENTS	77,721,892	75,637,776	29,649,350	29,112,919
Fixed assets net	249,422	255,947	32,754,780	33,315,874
INTANGIBLE	19,513	19,518	630,301	655,041
TOTAL NON-CURRENT ASSETS	109,261,590	109,375,092	136,581,454	136,748,252
TOTAL ASSETS	135,360,047	132,697,313	184,100,486	177,466,715
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	38

(r$ THOUSAND)

Liabilities and Equity	Parent Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
CURRENT
Loans and financing	5,515,146	5,759,164	8,729,647	7,636,633
Debentures	24,242	33,159	81,710	78,527
Compulsory loan	14,727	15,156	14,727	15,156
Suppliers	766,136	494,133	2,867,793	3,095,469
Advances from customers	633,919	614,171	633,919	683,602
Taxes payable	202,569	201,516	1,659,352	1,575,658
Income tax and social contribution	0	0	2,098,004	2,532,732
Onerous contracts	0	0	3,913	3,913
Remuneration to shareholders	2,599,386	2,559,429	2,606,013	2,575,216
Financial liabilities - Concessions and Itaipu	645,061	703,114	0	0
Estimated liabilities	168,320	147,106	1,471,616	1,331,257
Reimbursement Obligations	1,997,778	1,796,753	1,997,778	1,796,753
Post-employment benefits	8,969	14,875	176,734	161,773
Provisions for contingencies	1,012,658	1,014,585	1,013,957	1,031,488
Regulatory charges	0	0	567,836	627,611
Lease	7,739	7,574	229,739	219,484
Accounts payable with subsidiaries	0	0	0	0
Derivative financial instruments	800	683	800	683
Others	89,629	89,553	654,488	579,394
	13,687,079	13,450,971	24,808,026	23,945,349

Liabilities associated with assets held for sale	0	0	1,650,380	1,692,708
	13,687,079	13,450,971	26,458,406	25,638,057

NON-CURRENT
Loans and financing	21,086,995	22,515,109	35,101,283	34,303,730
Suppliers	0	0	17,240	18,143
Debentures	5,012,535	5,011,069	6,642,079	5,880,751
Advances from customers	0	0	331,134	369,262
Compulsory loan	470,271	470,600	470,271	470,600
Obligation for asset retirement	0	0	3,196,871	3,129,379
Provisions for contingencies	15,506,182	16,924,171	22,686,734	24,214,938
Post-employment benefits	822,512	822,512	4,338,592	4,353,406
Provision for unsecured liabilities	0	119,223	3,228	0
Onerous contracts	0	0	361,934	361,934
Lease	52,032	55,928	864,846	987,705
Grants payable - Use of public goods	0	0	68,330	68,555
Advances for future capital increase	73,337	50,246	73,337	50,246
Derivative financial instruments	0	0	4,422	5,000
Regulatory charges	0	0	852,923	730,303
Taxes payable	0	0	232,439	239,959
Income tax and social contribution	598,774	628,904	4,479,717	3,978,754
Others	2,242,063	1,741,779	1,611,318	1,271,847
TOTAL NON-CURRENT LIABILITIES	45,864,701	48,339,541	81,336,698	80,434,512

EQUITY
Share capital	39,057,271	31,305,331	39,057,271	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	23,887,181	23,887,181	23,887,181	23,887,181
Advances for future capital increase	0	7,751,940	0	7,751,940
Other comprehensive income accumulated	-5,876,887	-5,904,821	-5,876,887	-5,904,821
Non controlling shareholdins	0	0	497,115	487,345
Share capital	4,873,532	0	4,873,532	0
TOTAL SHAREHOLDERS' EQUITY	75,808,267	70,906,801	76,305,382	71,394,146
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	135,360,047	132,697,313	184,100,486	177,466,715
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	39

INCOME STATEMENT (r$ thousand)

	Parent Company		Consolidated
	06.30.20	06.30.19	06.30.20	06.30.19
NET OPERATING REVENUE	-22,401	237,567	18,053,226	13,066,233
Operating costs
Energy purchased for resale	-4,558	-51,483	-1,006,544	-900,890
Charges upon use of electric network	0	0	-840,309	-785,328
Construction	0	0	-347,420	-267,060
Fuel for electricity production	0	0	-995,928	-910,907
NET OPERATING REVENUE	-26,959	186,084	14,863,025	10,202,048
Operating expenses
Personnel, Supllies and Services	-287,617	-370,248	-3,207,223	-3,685,860
Depreciation	-6,524	-6,723	-888,209	-821,277
Amortization	-5	0	-43,649	-51,453
Donations and contributions	-49,329	-58,329	-79,721	-102,880
Operating Provisions /Reversals net	-190,057	-1,311,774	-1,005,909	-2,029,036
Investigation Findings	0	0	0	0
Others	-99,940	-88,919	-533,838	-525,655
	-633,472	-1,835,993	-5,758,549	-7,216,161
OPERATING INCOME BEFORE FINANCIAL RESULT	-660,431	-1,649,909	9,104,476	2,985,887
Financial result
Financial income
Income from interest, commissions and fees	783,194	1,070,127	482,691	540,877
Income from financial investments	665,066	146,071	826,007	309,563
Moratorium on electricity	1,385	126	115,671	161,790
Restatement Assets	280,012	576,265	376,134	563,739
Current foreign currency exchange rate variations	4,258,703	1,003,276	4,046,811	1,087,152
Payment of indemnities - Law 12,783 / 13	0	0	33	2,183,631
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	0	0
Other financial income	110,554	478,801	145,039	598,111
Financial expenses
Debt charges	-1,055,138	-1,028,505	-1,663,203	-1,802,452
Lease charges	-2,868	-3,195	-185,819	-171,937
Charges on shareholders' funds	-23,091	-119,076	-143,651	-217,799
Noncurrent Restatement	-157,900	-280,237	-179,318	-412,513
Noncurrent foreign currency exchange rate variations	-4,495,124	-991,370	-4,846,293	-1,027,077
Regulatory liability update	0	0	-1,365,606	-388,537
Losses on derivatives	0	0	-107,451	-25,059
Other financial expenses	-674,476	-1,016,430	-340,946	-1,310,117
	-309,683	-164,147	-2,839,901	89,372
INCOME BEFORE EQUITY	-970,114	-1,814,056	6,264,575	3,075,259
RESULTS OF EQUITY	5,844,629	3,755,390	528,110	262,000
OTHER REVENUE AND EXPENDITURE	0	0	25,042	166,294
OPERATING INCOME BEFORE TAXES	4,874,515	1,941,334	6,817,727	3,503,553
Current Income tax and social contribution	0	-16,093	-1,209,470	-1,673,769
Deferred Income Tax and Social Contribution	0	0	-704,068	41,364
NET INCOME FROM CONTINUING OPERATIONS	4,874,515	1,925,241	4,904,189	1,871,148
SHARE ATTRIBUTED TO CONTROLLING	4,874,515	1,925,241	4,874,515	1,925,241
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	29,674	-54,093
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	0	5,037,140	0	5,037,140
NET INCOME OF THE FINANCIAL YEAR	4,874,515	6,962,381	4,904,189	6,908,288
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	40

cash flow statement (r$ thousand)

	Parent		Consolidated
	06.30.20	06.30.19	06.30.20	06.30.19
Operating Activities
Income before income tax and social contribution	4,874,515	1,941,334	6,817,727	3,503,553
Adjustments to reconcile income to cash provided by operations:	0	0	0	0
Depreciation and amortization	6,528	6,723	931,857	872,730
Net foreign exchange rate variations	114,309	-307,934	602,666	-124,373
Financial charges	297,903	80,649	1,509,982	1,539,700
Financial asset revenue	0	0	-377,118	-404,702
Construction Revenue	0	0	-302,356	-249,218
Equivalence equity results	-5,844,629	-3,755,390	-528,110	-262,000
Result on disposal of equity interests	0	0	-25,042	-183,222
RBSE Revenue	0	0	-6,016,565	-3,604,272
Provision (reversa operationsl)	190,057	1,317,682	1,005,909	2,034,944
Non-controlling interest	0	0	-44,982	81,957
Financial instruments - derivatives	0	0	107,451	25,059
Others	435,991	-226,852	-604,763	-369,183
	-4,799,840	-2,885,122	-3,741,070	-642,580
(Increases) / decreases in operating assets
Customers	0	20,440	-78,823	-999,623
Marketable securities	-2,039,082	-2,765,164	-3,897,529	-3,437,349
Reimbursement rights	-55,252	442,985	-78,689	-1,745,889
Warehouse	-56	-124	-9,653	-5,038
Nuclear fuel stock	0	0	-55,434	78,691
Financial assets - Itaipu	-207,042	28,433	-207,042	28,433
Assets held for sale	391,581	3,490,843	436,858	11,618,261
Hydrological risk	0	0	26,843	47,157
Credits with subsidiaries - CCD	0	2,406,622	0	0
Others	-586,547	-1,380,736	54,280	-1,942,236
	-2,496,398	2,243,298	-3,809,188	3,642,406
Increase / (decrease) in operating liabilities
Suppliers	237,708	97,989	-262,874	-453,159
Advances	0	0	-107,559	-36,081
Lease	2,868	67,246	161,960	217,101
Estimated liabilities	21,214	-34,738	99,217	-84,043
indemnification obligations	0	0	0	1
Sectorial charges	0	0	62,845	5,871
Liabilities associated with assets held for sale	0	-1,832,382	-42,328	-8,579,161
Accounts payable with subsidiaries	0	-2,866,810	0	0
Other	409,774	248,814	536,518	871,063
	671,564	-4,319,881	447,778	-8,058,408

Payment of financial charges	-268,153	-688,097	-1,070,533	-1,663,674
Revenue of RAP and indemnities	0	0	3,916,023	3,589,228
Revenue of financial charges	709,837	986,671	445,527	672,329
Payment of income tax and social contribution	-91,570	-205,568	-1,664,013	-1,470,973
Revenue of remuneration for investments in equity interests	1,273,019	1,813,145	306,934	314,831
Supplementary pension payment	-5,906	-14,786	-134,929	-85,741
Payment of legal contingencies	-1,542,793	-501,460	-1,573,991	-546,385
Bonds and related deposits	-141,080	-233,393	-212,429	-9,745
Net cash provided by (used in) operating activities of continuing operations	-1,816,806	-1,863,858	-272,164	-755,158
MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	41

Net cash provided by (used in) operating activities of discontinued operations	0	0	0	-379,997
Net cash provided by (used in) operating activities	-1,816,806	-1,863,858	-272,164	-1,135,155

Financing activities
Loans and financing	5,193,319	5,000,000	7,122,573	5,755,633
Payment of loans and financing - Main	-6,986,073	-2,125,022	-8,009,835	-3,574,750
Payment of shareholders remuneration	0	-476	-74,225	-10,368
Advanced receivalbe for future capital increase	0	0	0	0
Payment of finance leases	-6,599	0	-274,564	0
Others	0	0	-23,374	2,512
Net cash provided by (used in) financing activities from continuing operations	-1,799,353	2,874,502	-1,259,426	2,173,027
Net cash provided by (used in) financing activities of discontinued operations	0	0	0	414,724
Net cash provided by (used in) financing activities	-1,799,353	2,874,502	-1,259,426	2,587,751

Investing activities
Lending and financing	0	-619,724	0	-44,658
loans and financing receivables	3,871,325	3,739,200	2,153,452	3,256,667
Acquisition of fixed assets	0	-153	-480,563	-434,931
Acquisition of intangible assets	0	-53	-24,871	-14,223
Acquisition / capital investment in equity	0	-6,860	-45,212	-348,130
Advance concession for future capital increase	-281,339	-197,644	-6,001	-60,282
Investment sale in shareholdings	17,512	0	19,812	16,000
Net cash flow in the acquisition of investees	0	0	0	0
Others	0	0	-51,961	-2,907
Net cash provided by (used in) investing activities from continuing operations	3,607,498	2,914,766	1,564,656	2,367,536
Net cash provided by (used in) investment activities of discontinued operations	0	0	0	6,337
Net cash provided by (used in) investing activities	3,607,498	2,914,766	1,564,656	2,373,873

Increase (decrease) in cash and cash equivalents	-8,662	3,925,410	33,066	3,826,469

Cash and cash equivalents at the beginning of the financial year	18,202	47,400	335,307	583,352
Cash and cash equivalents at the end of the financial year	9,540	3,972,810	368,373	4,368,757
Increase (decrease) in cash and cash equivalents	0	0	0	41,064
	-8,662	3,925,410	33,066	3,826,469

MARKETLETTER 2Q2020 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed	42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.